SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST HALF OF 2005 RESULTS
(Rio de Janeiro – August 25, 2005) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported consolidated net income of U.S.$ 4,165 million and consolidated net operating revenues of U.S.$ 24,428 million for the first half of 2005, compared to consolidated net income of U.S.$ 2,644 million and consolidated net operating revenues of U.S.$ 16,789 million for the first half of 2004.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

I am pleased to present the first half of 2005 results to investors, shareholders and the general public for the first time as President of PETROBRAS.

The second quarter of 2005 was marked by a strong increase in oil production in Brazil. Platforms P-43, P-48 and FPSO in Marlim Sul were key in achieving the production volume of 1,730 thousand bpd, 12.1% higher than the production in the first quarter of 2005 (1,543 thousand bpd) and 18.4% higher than production in the same quarter of last year (1,461 thousand bpd). This improved operating performance is primarily a result of our efforts to reduce the installation time of these new units and the quality of our subsea work. These platforms achieved their peak production just six months after they began operating.

With daily production of approximately 1,800 thousand bpd (record of 1,834 thousand bbl on June 23), we are on track to meet the production goals set in our Strategic Plan. Over the next 12 months, we are planning to install four more units: P-50, P-34, Golfinho I and Piranema, totaling approximately 360,000 bpd in additional capacity.

Our refining performance and the increase in domestic production enabled us to export more oil and oil products than we imported in the second quarter of 2005. In the second quarter of 2005, we were net exporters of 148,000 bpd (oil and oil products). And for the first time in our history we were net exporters of 20,000 bpd in the second quarter of 2005, even considering the natural gas imports from Bolivia.

Our cash generation by our operating activities remained high, which enabled us to reduce our net debt, and we surpassed levels established in our investment program. We invested U.S.$ 4,405 million in Brazil and abroad, including investments through special purpose entities, in the first half of 2005.

Our net income was U.S.$ 4,165 million, which represents a 57.5% growth compared to our net income in the first half of 2004. This result is primarily due to: (1) increased domestic production of oil and gas; (2) the higher volumes sold in the domestic market; (3) the higher prices for oil products in the domestic market in the first half of 2005, and (4) the growth in revenues from exports, which reflected the higher oil prices in the international market and the larger volume exported.

In the petrochemical area, we closed a material agreement to build a modern industrial unit for the production and commercialization of polypropylene. The new plant will use propane as its raw material - to be furnished by the Paulínia refinery - and operation start-up is planned for 2007 with initial production of 300,000 tons/year. We believe this project will allow us to recover part of our investments in the petrochemical sector and add value to the refining chain.

We launched the new Diesel 500, with 500 ppm (parts per million of sulphur), which has

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a sulphur content 75% lower than the diesel we used to produce. We developed this product in our refineries following our policy of making social responsibility and environmental excellence one of our priorities. By the year 2010, we intend to make a higher-quality diesel available to the market. This new diesel will have even lower sulphur content than Diesel 500, and it will meet the most rigorous existing environmental standards.

Thus, we believe we are on the right path to achieve the goals set out in our Strategic Plan, which includes an unmatched portfolio of projects, extraordinary production growth, adaptation of the refining facilities to handle more heavy crude processing, continuous improvement in the quality of fuels, increase of natural gas supply, and the recovery of our petrochemical investments. We believe that these actions, aligned with social responsibility, will allow us to generate value for our shareholders.

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Financial Highlights

				For the first half of
1Q-2005	2Q-2005	2Q-2004	Income statement data	2005	2004

14,782	17,510	11,961	Sales of products and services	32,292	23,137
10,734	13,694	8,854	Net operating revenues	24,428	16,789
(32)	(174)	(423)	Financial income (expense), net	(206)	(810)
2,046	2,119	1,307	Net income	4,165	2,644
			Basic and diluted earnings per common and preferred
1.87	1.93	1.19	share	3.80	2.41

			Other data

51.5	45.9	47.9	Gross margin (%) (1)	48.4	48.3
19.1	15.5	14.8	Net margin (%) (2)	17.1	15.7
62	60	66	Debt to equity ratio (%) (3)	60	66

			Financial and Economic Indicators

47.50	51.59	35.36	Brent crude (U.S.$/bbl)	49.54	33.66
			Average Commercial Selling Rate for U.S. Dollars
2.6672	2.4822	3.0423	(R$/U.S.$)	2.5741	2.9707
			Period-end Commercial Selling Rate for U.S.
2.6662	2.3504	3.1075	Dollars (R$/U.S.$)	2.3504	3.1075

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

	U.S. $ million
	06.30.2005	12.31.2004	Percent Change (06.30.2005 versus 12.31.2004)	06.30.2004

Balance sheet data

Total assets	71,200	63,082	12.9	52,297
Cash and cash equivalents	7,229	6,856	5.4	5,719
Short-term debt	1,087	547	98.7	543
Total long-term debt	12,956	13,344	(2.9)	12,743
Total project financings	6,039	5,712	5.7	5,998
Total capital lease obligations	1,223	1,335	(8.4)	1,445
Net debt (1)	14,076	14,082	(0.0)	15,010
Shareholders’ equity (2)	28,519	22,506	26.7	17,655
Total capitalization (3)	49,824	43,444	14.7	38,384

	U.S. $ million
Reconciliation of Net debt	06.30.2005	12.31.2004	06.30.2004
Total long-term debt	12,956	13,344	12,743
Plus short-term debt	1,087	547	543
Plus total project financings	6,039	5,712	5,998
Plus total capital lease obligations	1,223	1,335	1,445
Less cash and cash equivalents	7,229	6,856	5,719
Net debt (1)	14,076	14,082	15,010

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long- term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long- term debt.
(2)	Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 2,231 million at June 30, 2005, U.S.$ 1,975 million at December 31, 2004 and U.S.$ 1,477 million at June 30, 2004, in each case related to “Amounts not recognized as net periodic pension cost”.
(3)	Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

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OPERATING HIGHLIGHTS

				For the first half of
1Q-2005	2Q-2005	2Q-2004		2005	2004
			Average daily crude oil and gas production
1,707	1,897	1,630	Crude oil and NGLs (Mbpd) (1)	1,802	1,637
1,543	1,730	1,461	Brazil	1,637	1,468
164	167	169	International	165	169
2,184	2,292	2,136	Natural gas (Mmcfpd) (2)	2,238	2,130
1,596	1,704	1,572	Brazil	1,650	1,572
588	588	564	International	588	558
			Crude oil and NGL average sales price (U.S. dollars per
			bbl)
37.48	43.04	32.88	Brazil (3)	40.39	31.17
31.31	33.94	25.15	International	32.60	25.26

			Natural gas average sales price (U.S. dollars per Mcf)
1.95	2.04	1.90	Brazil	2.00	1.90
1.33	1.54	1.14	International	1.44	1.16

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
13.54	13.29	10.07	Including government take (4)	13.40	9.90
5.95	4.88	4.15	Excluding government take (4)	5.39	4.22
2.55	2.74	2.50	Crude oil and natural gas – International	2.65	2.47

			Refining costs (U.S. dollars per boe)
1.82	2.01	1.32	Brazil	1.91	1.27
1.13	1.34	1.12	International	1.23	1.08
			Refining and marketing operations (Mbpd)
2,114	2,114	2,114	Primary Processed Installed Capacity	2,114	2,114
			Brazil
1,985	1,985	1,985	Installed capacity	1,985	1,985
1,708	1,668	1,670	Output of oil products	1,688	1,698
87%	83%	84%	Utilization	85%	85%
			International
129	129	129	Installed capacity	129	129
108	99	96	Output of oil products	103	98
83%	75%	74%	Utilization	79%	74%
79	81	73	Domestic crude oil as % of total feedstock processed	80	75
			Imports (Mbpd)
322	333	493	Crude oil imports	328	455
46	83	62	Oil product imports	65	68
115	137	128	Import of gas, alcohol and others	125	116
			Exports (Mbpd)
161	343	189	Crude oil exports (5)	252	190
235	221	266	Oil product exports	228	230
11	9	6	Fertilizer and other exports	10	5

76	(20)	222	Net imports	28	214
			Sales Volume (thousand bpd)
1,546	1,615	1,565	Oil Products	1,580	1,527
29	23	26	Alcohol and Others	26	27
214	222	205	Natural Gás	218	200

1,789	1,860	1,796	Total	1,824	1,754
531	550	450	Distribution	541	440
(488)	(500)	(396)	Inter-company sales	(494)	(391)

1,832	1,910	1,850	Total domestic market	1,871	1,803
406	572	461	Exports	490	425
419	334	452	International Sales and other operations	377	418

825	906	913	Total international market (5)	867	843

2,657	2,816	2,763	Total	2,738	2,646

(1)	Includes production from shale oil reserves.
(2)	Does not include liquefied natural gas. Includes reinjected gas.
(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(4)	Government take includes royalties, special government participation and rental of areas.
(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

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ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGLs

Domestic crude oil and NGL production increased 11.5% to 1,637 thousand barrels per day for the first half of 2005, as compared to 1,468 thousand barrels per day for the first half of 2004. This increase was primarily due to: (1) the production start-up of FPSO-MLS (Marlim Sul) in June 2004; and (2) the increased operations at platforms P-43 (Barracuda) and P-48 (Caratinga) which anchoring and initial test production were in December 2004 and February 2005, respectively. These projects allowed us to achieve a record daily oil production in Brazil of 1,834 thousand barrels on June 23, 2005.

International crude oil and NGL production decreased 2.4% to 165 thousand barrels per day for the first half of 2005, as compared to 169 thousand barrels per day for the first half of 2004, due to interventions in some wells in Argentina and Venezuela.

Natural Gas

Domestic natural gas production increased 5.0% to 1,650 million cubic feet per day (Mmcfpd) for the first half of 2005, as compared to 1,572 Mmcfpd for the first half of 2004. This increase was primarily the result of the Cabiúnas project, which is a program designed to meet the petrochemical sector’s increased demands for natural gas.

International gas production increased 5.4% to 588 million cubic feet per day for the first half of 2005, as compared to 558 million cubic feet per day for the first half of 2004, principally due to increased production at the Bolivia unit, following the increase in gas demand in Brazil and Argentina.

Lifting Costs

Our lifting costs in Brazil, excluding government take (comprised of royalties, special government participation and rental of areas), increased 27.7% to U.S.$ 5.39 per barrel of oil equivalent for the first half of 2005, from U.S.$ 4.22 per barrel of oil equivalent for the first half of 2004. This increase was primarily due to: (1) greater consumption of chemical products for the removal of obstructions and elimination of toxic gases, principally at Marlim; (2) increased expenses for specialized technical services for restoration and maintenance, mobilization of building structures and equipment; (3) additional costs for personnel transport, vessel support; undersea operations, platform freight with third-parties; and (4) increased personnel expenses primarily related to: (a) overtime payments as set forth in our collective bargaining agreement, (b) an increase in our workforce, and (c) a revision in the actuarial calculations relating to future health care and pension benefits.

Our lifting costs in Brazil, including government take increased 35.4% to U.S.$ 13.40 per barrel of oil equivalent for the first half of 2005, from U.S.$ 9.90 per barrel of oil equivalent for the first half of 2004, due primarily to: (1) the increased operating expenses mentioned above; (2) increased expenses from special governmental participation due to the higher average reference price for domestic oil, which is based on international market prices; and (3) the 13.4% decrease in the average Real/U.S. dollar exchange rate for the first half of 2005 as compared to the average Real/U.S. dollar exchange rate for the first half of 2004.

Our international lifting costs increased 7.3% to U.S.$ 2.65 per barrel of oil equivalent for the first half of 2005, as compared to U.S.$ 2.47 per barrel of oil equivalent for the first half of 2004. This increase was primarily due to: (1) higher expenses for third-party services, materials, personnel and electricity consumption at the fields in Argentina and Venezuela; and (2) higher expenses related to third-party services for equipment maintenance, expenses for chemical treatment of water and vehicle leasing in Colombia.

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Refining

The feedstock processed (output of oil products) by refineries in Brazil decreased 0.6% to 1,688 Mbpd during the first half of 2005, from 1,698 Mbpd during the first half of 2004, as a result of a planned stoppage of the distillation, cracking and propane units of the Capuava refinery (RECAP).

Refining costs

Domestic unit refining costs increased 50.4% to U.S.$ 1.91 per barrel of oil equivalent for the first half of 2005, as compared to U.S.$ 1.27 per barrel of oil equivalent for the first half of 2004. This increase was primarily due to: (1) increased personnel expenses primarily related to: (a) overtime payments and increased salaries and benefits as set forth in our collective bargaining agreement, (b) an increase in our workforce; and (c) a revision in the actuarial calculations relating to future health care and pension benefits; (2) costs associated with planned stoppages at certain refineries; (3) third-party services, mainly for corrective maintenance at certain refineries; and (4) the 13.4% decrease in the average Real/U.S. dollar exchange rate for the first half of 2005 as compared to the average Real/U.S. dollar exchange rate for the first half of 2004.

International unit refining costs increased 13.9% to U.S.$ 1.23 per barrel of oil equivalent for the first half of 2005, as compared to U.S.$ 1.08 per barrel of oil equivalent for the first half of 2004. This increase was primarily due to: (1) increased expenses for personnel, electricity and contracted services at the refineries in Argentina; and (2) increased expenses for equipment maintenance, electricity and personnel in Bolivia.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 3.8% to 1,871 thousand barrels per day for the first half of 2005, as compared to 1,803 thousand barrels per day for the first half of 2004. This increase was primarily due to the rise in sales of diesel oil and gasoline. This increase was partially offset by a reduction in the sales of naphtha and fuel oil due to lower demand for these oil by-products resulting from strong competition from substitute products such as coal, coke, biomass and wood.

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ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are comprised primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;

  selling, general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar exchange rate;

  Brazilian political and economic conditions; and

  the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

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RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2005 COMPARED TO THE FIRST HALF OF 2004

The comparison between our results of operations for the first half of 2005 and the first half 2004 has been affected by the 13.4% decrease in the average Real/U.S. dollar exchange rate for the first half of 2005 as compared to the average Real/U.S. dollar exchange rate for the first half of 2004. For ease, we refer to this change in the average exchange rate as the “13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.”

The exchange variation resulting from monetary assets and liabilities related to operations of consolidated subsidiaries whose functional currency are not Reais are not eliminated in the consolidation process and such results are accounted for as cumulative translation adjustments.

Revenues

Net operating revenues increased 45.5% to U.S.$ 24,428 million for the first half of 2005, as compared to U.S.$ 16,789 million for the first half of 2004. This increase was primarily attributable to an increase in sales volume in the domestic market, an increase in prices in both the domestic market and outside Brazil, an increase of exports of oil and oil products, and to the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Consolidated sales of products and services increased 39.6% to U.S.$ 32,292 million for the first half of 2005, as compared to U.S.$ 23,137 million for the first half of 2004, primarily due to the increases mentioned above.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

  Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 26.0% to U.S.$ 6,460 million for the first half of 2005, as compared to U.S.$ 5,125 million for the first half of 2004, primarily due to the increase in prices and sales volume of products and services in the domestic market; and

  CIDE, the per-transaction tax due to the federal government, which increased 14.8% to U.S.$ 1,404 million for the first half of 2005, as compared to U.S.$ 1,223 million for the first half of 2004. This increase was primarily attributable to the increase in sales volume of products and services and to the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Cost of sales

Cost of sales for the first half of 2005 increased 45.4% to U.S.$ 12,614 million, as compared to U.S.$ 8,675 million for the first half of 2004. This increase was principally a result of:

  a U.S.$ 842 million increase in costs attributable to: (1) maintenance and technical services for well restoration, materials, support for vessels, undersea operations, freight with third parties (these prices are tied to international oil prices) consumption of chemical products to clear out and eliminate toxic gases – principally at Marlim; and (2) higher personnel expenses primarily related to: overtime payments as set forth in our collective bargaining agreement; an increase in our workforce; and a revision in the actuarial calculations relating to future health care and pension benefits;

  a U.S.$ 834 million increase in the cost of imports due to higher prices for the volumes imported;

  a U.S.$ 598 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 2,055 million for the first half of 2005, as compared to U.S.$ 1,457 million for the first half of 2004, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$ 1,265 million for the first half of 2005, as compared to U.S.$ 743 million for the first half of 2004, as a result of higher international oil prices and increased levels of production;

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  a U.S.$ 363 million increase in costs in our Argentinean subsidiary PEPSA mainly due to oil products purchases as a result of total capacity utilization of its refineries;

  a U.S.$ 283 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;

  a U.S.$ 187 million increase in costs associated with a 3.8% increase in our domestic sales volumes; and

  the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 20.5% to U.S.$ 1,401 million for the first half of 2005, as compared to U.S.$ 1,163 million for the first half of 2004. This increase was primarily attributable to the following:

  increase in the depreciation rates from Barracuda, Caratinga, Marlim Sul and Jubarte Fields as a result of increased production;

  increased property, plant and equipment PP&E expenditures associated with our crude oil and natural gas production; and

  the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 35.3% to U.S.$ 276 million for the first half of 2005, as compared to U.S.$ 204 million for the first half of 2004. This increase was primarily attributable to an increase of U.S.$ 52 million in geophysical and geological expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 60.1% to U.S.$ 1,887 million for the first half of 2005, as compared to U.S.$ 1,179 million for the first half of 2004.

Selling expenses increased 52.8% to U.S.$ 923 million for the first half of 2005, as compared to U.S.$ 604 million for the first half of 2004. This increase was primarily attributable to the following:

  an increase of U.S.$ 171 million in expenses mainly associated with the transportation costs of oil products due mainly to an increase in the exports; and

  the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

General and administrative expenses increased 64.7% to U.S.$ 947 million for the first half of 2005, as compared to U.S.$ 575 million for the first half of 2004. This increase was primarily attributable to the following:

  an increase of approximately U.S.$ 122 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities;

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  an increase of approximately U.S.$ 92 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits due to changes in actuarial assunptions; and

  the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Research and development expenses

Research and development expenses increased 45.6% to U.S.$ 166 million for the first half of 2005, as compared to U.S.$ 114 million for the first half of 2004. This increase was primarily related to additional investments in programs for environmental safety, deepwater and refining technologies of, approximately, U.S.$ 35 million and to the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Other operating expenses

Other operating expenses increased to an expense of U.S.$ 176 million for the first half of 2005, as compared to an expense of U.S.$ 143 million for the first half of 2004.

The most significant charges for the first half of 2005 were:

  a U.S.$ 92 million expense related to idle capacity from thermoelectric power plants;

  a U.S.$ 55 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$ 29 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

The charges for the first half of 2004 were:

  a U.S.$ 65 million expense for unscheduled stoppages of plant and equipment;

  a U.S.$ 42 million operating expenses related to idle capacity from thermoelectric power plants; and

  a U.S.$ 36 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased 27.5% to a gain of U.S.$ 74 million for the first half of 2005 as compared to a gain of U.S.$ 102 million for the first half of 2004, primarily due to the results of our investments in certain thermoelectric companies.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income decreased to U.S.$ 85 million for the first half of 2005 as compared to U.S.$ 445 million for the first half of 2004. This decrease was mainly due to short-term investments indexed to the U.S dollar, primarily attributable to the effect of the 11.5% appreciation of the Real against the U.S. dollar in the first half of 2005, as compared to the 7.6% depreciation of the Real against the U.S. dollar in the first half of 2004. See note 7 to our unaudited consolidated financial statements as of June 30, 2005 for a breakdown of financial income and expenses.

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Financial expense

Financial expense decreased 20.4% to U.S.$ 744 million for the first half of 2005, as compared to U.S.$ 935 million for the first half of 2004. This decrease was primarily attributable to the following:

  a U.S.$ 98 million decrease in expenses relating to repurchases of our own securities; and

  a U.S.$ 141 increase in our interest expense capitalized as part of the cost of construction and development of crude oil and natural gas production projects.

This decrease was partially offset by fair value adjustments on gas hedge transactions, which resulted in a loss of U.S.$ 103 million for the first half of 2005. See note 7 to our unaudited consolidated financial statements as of June 30, 2005 for a breakdown of financial income and expenses.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 453 million for the first half of 2005, as compared to a loss of U.S.$ 320 million for the first half of 2004. The changes in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 11.5% appreciation of the Real against the U.S. dollar in the first half of 2005, as compared to the 7.6% depreciation of the Real against the U.S. dollar in the first half of 2004.

Employee benefit expense for non-active participants

Employee benefit expense for non-active participants consists of financial costs associated with expected pension and health care costs. Our Employee benefit expense for non-active participants increased 46.8% to U.S.$ 458 million for the first half of 2005, as compared to U.S.$ 312 million for the first half of 2004. This increase in costs was primarily attributable to an increase of U.S.$ 97 million from the annual actuarial calculation of our pension and health care plan liability; and to the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 38.1% to U.S.$ 167 million for the first half of 2005, as compared to U.S.$ 270 million for the first half of 2004. This decrease was primarily attributable to the decrease of U.S.$ 153 million in the PASEP/COFINS taxes on financial income, due to a reduction in the applicable rate as of August 2, 2004. This decrease was partially offset by the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on general advertising and marketing expenses, legal reserves, community investments and certain other non-recurring charges. Other expenses, net increased to an expense of U.S.$ 537 million, for the first half of 2005, as compared to an expense of U.S.$ 117 million for the first half of 2004.

The most significant charges for the first half of 2005 were:

  a U.S.$ 155 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

Page: 11

  a U.S.$ 138 million expense for general advertising and marketing expenses unrelated to direct revenues as well as certain cultural projects; and

  a U.S.$ 99 million expense with thermoelectric plants for penalties and other contingencies.

The most significant charges for the first half of 2004 were:

  a U.S.$ 86 million expense for general advertising and marketing expenses unrelated to direct revenues;

  a U.S.$ 45 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits; and

Income tax (expense) benefit

Income before income taxes and minority interest increased to U.S.$ 6,614 million for the first half of 2005, as compared to U.S.$ 3,904 million for the first half of 2004. As a result, we recorded an income tax expense of U.S.$ 2,083 million for the first half of 2005, as compared to an expense of U.S.$ 1,333 million for the first half of 2004.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 3 to our unaudited consolidated financial statements as of June 30, 2005.

DISTRIBUTION OF INTEREST ON SHAREHOLDER’S EQUITY

On June 17, 2005, our Board of Directors approved the distribution of interest on shareholders’ equity to shareholders in the amount of U.S.$ 933 million, as provided for in article 9 of Law No. 9,249/95 and Decrees No. 2,673/98 and No. 3,381/00.

This amount will be made available to shareholders up to January 31, 2006, based on their shareholdings at June 30, 2005, corresponding to U.S.$ 0.85 per common and preferred share. This amount will be discounted from the dividends that will be determined based on adjusted net income for 2005, and monetarily adjusted by reference to the Selic variation if paid before December 31, 2006, from the date of actual payment through to the end of said year. If paid in 2005, the amount to be distributed will be monetarily adjusted based on the Selic variation as from December 31, 2005 to the date of beginning of payment.

STOCK SPLIT

At an Extraordinary General Meeting held on July 22, 2005, our shareholders approved a four for one stock split, which will result in the distribution of 3 (three) new shares of the same class for each share held, based on the shareholding structure at August 31, 2005. At the same date, our shareholders approved an amendment to Article 4 of our By-Laws to cause our capital stock to be split into 4,386,151 thousand shares, of which 2,536,673 thousand are common and 1,849,478 thousand are preferred shares, with no nominal value. As a result of this stock split, the ratio between American Depository Receipt (ADR) and shares of each class will change from one share to one ADR to four shares to one ADR. The stock split and change of ADR ratio will be effective from September 1, 2005. The effect of the stock split will be reflected retrospectively in all future financial statements issued after the effective date of stock split.

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THE PETROLEUM AND ALCOHOL ACCOUNT

Prior to the deregulation of oil prices in 2002, the Petroleum and Alcohol Account was a special account that reflected the impact on us of the Brazilian government’s regulatory policies for the Brazilian oil industry and its fuel alcohol program.

From 2002 onwards, the Petroleum and Alcohol Account only reflects the balances existing at the time of price deregulation plus accrued monetary correction to account for inflation and adjustments made as a result of audits. To facilitate the eventual settlement of the account, the Brazilian government issued National Treasury Bonds-Series H in our name, which were placed with a federal depositary to support the balance of the account.

On June 23, 2004, the Integrated Audit Committee of ANP (Agência Nacional do Petróleo) e STN (Secretaria do Tesouro Nacional) submitted its final report certifying and approving the balance of the Petroleum and alcohol account. The conclusion of this audit process for the Petroleum and alcohol account establishes the basis for concluding the settlement process between us and the Federal Government.

Under Brazilian law, the settlement of the Petroleum and Alcohol account with the Brazilian government should have occurred by June 30, 2004. As of June 30, 2004, there were 138,791 National Treasury Bonds – series H (NTN-H), in the amount of U.S.$ 56 million, at which time the balance of the Petroleum and alcohol account was U.S.$ 241. Upon maturity of the NTNs-H, the Federal Government made U.S.$ 3 million available to us and the remaining U.S.$ 53 million was deposited in an account in our name, however, such amount is restricted from use by order of STN. We have continued discussions with the STN in order to conclude the settlement process. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account as determined by the audit; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol Account for the first half of 2005:

U.S. $ million
Balance as of December 31, 2004	282
Financial income	4
Translation gain	36

Balance as of June 30, 2005	322

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BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S. $ million
	For the first half of

	2005	2004
Exploration and Production (1)	4,103	2,450
Supply (1) (2)	1,402	546
Gas and Energy	(126)	(135)
International (2)	184	133
Distribution	70	76
Corporate	(729)	(458)
Eliminations	(739)	32

Net income	4,165	2,644

(1)	Beginning in 2005, revenues from the sale of oil to third parties are classified in accordance with the points of sale, which are either the Exploration & Production or Supply segments. Before 2005, revenues from the sale of oil were solely allocated to Exploration & Production. The change in classification generated no significant impact on the results reported for these segments. Segment information has not been restated, as it is impractical to gather and collect data for prior periods as to points of sale.
(2)	Net operating revenues and cost of sales with respect to periods prior to the third quarter of 2004 were reclassified from the International segment to the Supply segment in relation to certain offshore operations. There was no significant impact on the results reported for these segments.

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets and transfers of natural gas to our Gas and Energy segment.

Consolidated net income for our exploration and production segment increased 67.5% to U.S.$ 4,103 million for the first half of 2005, as compared to U.S.$ 2,450 million for the first half of 2004. This increase was primarily attributable to:

• a U.S.$ 3,858 million increase in net operating revenues, primarily related to the positive effects of higher international oil prices on the sales/transfer prices of domestic oil, the 11.5% increase in oil and NGL production, and the 5.0% increase in natural gas production, despite the more moderate price increases of heavy crude oil in the international market compared to lighter crude oil. The spread between the price of domestic oil sold/transferred and the average Brent price rose from U.S.$ 2.49/bbl in the first half of 2004, to U.S.$ 9.16/bbl in the first half of 2005.

These effects were partially offset by a U.S.$ 1,530 million increase in cost of sales as a result of an increase in our production costs due to the 11.5% increase in oil and NGL production, the 5.0% increase in natural gas production and the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Supply

Our supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

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Our supply segment registered net income of U.S.$ 1,402 million for the first half of 2005, an increase of 156.8% as compared to net income of U.S.$ 546 million for the first half of 2004. This increase was primarily a result of:

• an increase of U.S.$ 6,849 million in net operating revenues, primarily related to the 3.5% increase in sales volume of oil products in the domestic market, the increase in the average realization value of oil products sold in the domestic and foreign markets and the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

These effects were partially offset by the following items:

• an increase of U.S.$ 5,352 million in the cost of sales, mainly attributable to: (1) an increase in the cost to acquire oil and oil products because of higher international prices despite the increased spread between heavy and light crude; (2) increased freight costs; (3) higher refining costs; and (4) a 3.5% increase in the volume of oil products sold in the domestic market;

• a U.S.$ 114 million expense related to contingencies for legal proceedings;

• an increase of U.S.$ 128 million in depreciation, depletion and amortization resulting from additional investments in refining facilities in order to optimize production and increase processing capacity; and

• an increase of U.S.$ 125 million in selling, general and administrative expenses, primarily related to the increase in sales expenses arising from increased volumes sold and additional freight costs.

Gas and Energy

Our gas and energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our gas and energy segment registered a net loss of U.S.$ 126 million for the first half of 2005, as compared to a net loss of U.S.$ 135 million in the first half of 2004. This change was primarily a result of:

• a U.S.$ 499 million increase in net operating revenues primarily due to: (1) the 9.0% increase in the volume of natural gas sold, reflecting the continued expansion of natural gas consumption in Brazil in the industrial, automotive and thermal generation segments; (2) the increase in revenues from energy commercialization, and (3) the effects of the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

These effects were partially offset by the following items:

• an increase of U.S.$ 143 million in expenses related to minority interest, due to better results reported by Transportadora Brasileira Gasoduto Bolívia Brasil – TBG, primarily due to the effect of the 11.5% appreciation of the Real against the U.S. dollar in the first half of 2005, as compared to the 7.6% depreciation of the Real against the U.S. dollar in the first half of 2004;

• an increase of U.S.$ 137 million in other expenses, net, primarily as a result of the increase in expenses for certain thermoelectric power plants;

• an increase of U.S.$ 108 million in the cost of sales, mainly attributable to a 9.0% increase in the volume of natural gas sold, reflecting the continued expansion of natural gas consumption in Brazil in the industrial, automotive and thermal generation segments; and

• an increase of U.S.$ 63 million in selling, general and administrative expenses, mainly as a result of an increase in expenses relating to personnel as well as technical and consulting services.

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International

The international segment represents our international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment was U.S.$ 184 million in the first half of 2005, as compared to U.S.$ 133 million in the first half of 2004. This increase was primarily a result of:

• an increase of U.S.$ 473 million of net operating revenues, which primarily reflects the effects of increased international oil prices, increased gas sales from Bolivia to Brazil, and sales of natural gas from Bolivia to Argentina that began in mid-2004.

These effects were partially offset by the following items:

• an increase of U.S.$ 232 million in cost of sales, principally related to the increased sales volume and an increase in the refining costs; and

• an increase of U.S.$ 112 million in income tax expense, mainly attributable in 2005, to the increase in the taxable income, and in 2004, to the impact of foreign equity investments in the deferred income tax registration of Petrobras Energia.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil. In accordance with our strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in certain regions of Brazil, our distribution business includes the operations of Liquigás Distribuidora S.A (formerly known as Sophia do Brasil S.A. and Agip do Brasil S.A.), which was acquired on August 9, 2004.

Our participation in the Brazilian fuel distribution market in the first half of 2005 represented 34.7% of all sales as compared to 32.3% in the first half of 2004.

Consolidated net income for our distribution segment decreased 7.9% to U.S.$ 70 million for the first half of 2005, as compared to U.S.$ 76 million for the first half of 2004, with highlight for the following aspects:

• the increase of U.S.$ 2,599 million in the cost of sales, mainly due to the 23.0% increase in sales volume, and the effects of the 13.4% increase in the value of the Real against the U.S. dollar in first half of 2005, as compared to the first half of 2004;

• the U.S.$ 190 million increase in selling, general and administrative expenses, mainly due to increased expenses for distribution of products and the effects of the 13.4% increase in the value of the Real against the U.S. dollar in first half of 2005, as compared to the first half of 2004; and

• an increase of U.S.$ 2,862 million in the net operating revenues, mainly attributable to the 23.0% increase in sales volume and due to the effects of the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

Corporate

Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for the units that make up our corporate segment increased 59.2% to U.S.$ 729 million in the first half of 2005, as compared to a net loss of U.S.$ 458 million in the first half of 2004. This increase in net loss was primarily attributable to:

• an increase of U.S.$ 180 million in selling, general and administrative expenses, mainly as a result of the increase in expenses related to technical consulting services in connection with our increased

Page: 16

outsourcing of selected non-core general activities and an increase in our expenses with employees due to the increase in our workforce and salaries;

• an increase of U.S.$ 126 million in Employee benefit expense for non-active participants, primarily attributable to an increase of U.S.$ 97 million from the annual actuarial calculation of our pension and health care plan liability; and

• to the 13.4% increase in the value of the Real against the U.S. dollar in the first half of 2005, as compared to the first half of 2004.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our new Strategic Plan released on August 19, 2005, which provides for capital expenditures of U.S.$ 56.4 billion until 2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitizations and the issuances of debt and equity securities.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At June 30, 2005, we had cash and cash equivalents of U.S.$ 7,229 million as compared to U.S.$ 5,719 million at June 30, 2004.

Operating activities provided net cash flows of U.S.$ 6,877 million for the first half of 2005, as compared to U.S.$ 3,323 million for the first half of 2004. Major effects to cash generated by operating activities were net operating revenues of U.S.$ 24,428 million.

Page: 17

Investing activities used net cash of U.S.$ 4,516 million for the first half of 2005, as compared to U.S.$ 3,045 million for the first half of 2004. This increase was due primarily to our investments in capital expenditures associated with our operating activities, which used U.S.$ 4,405 million of cash including U.S.$ 2,578 million in relation to our exploration and production projects, principally in Campos Basin.

Financing activities used net cash of U.S.$ 2,588 million in the first half of 2005, as compared to using net cash in the amount of U.S.$ 2,449 million in the first half of 2004. Levels of financing activities for the first half of 2004 to the first half of 2005 remained significantly unchanged. Dividends paid in the first half of 2005 were U.S.$ 1,930 million.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks. At June 30, 2005, our short-term debt (excluding current portions of long-term obligations) increased to U.S.$ 1,087 million as compared to U.S.$ 547 million at December 31, 2004. This increased use of short-term credit facilities was due to advantageous market conditions in Argentina.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets and debentures in the domestic capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, as well as financing from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$ 12,956 million at June 30, 2005, as compared to U.S.$ 13,344 million at December 31, 2004. This decrease was a result of our decision to pay down some of our long-term obligations.

Project Finance

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and their related debt obligations, are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 6,039 million at June 30, 2005, as compared to U.S.$ 5,712 million at December 31, 2004.

Thermoelectric liabilities

The balance of thermoelectric liabilities was U.S.$ 825 million and U.S.$ 1,095 million at June 30, 2005 and December 31, 2004, respectively. These thermoelectric obligations resulted from thermoelectric plants, both those owned by us and those which we consolidated pursuant FIN 46. Certain thermoelectric plants previously consolidated under FIN 46, have been acquired in the first half of 2005 and have been accounted for as purchase business combinations pursuant SFAS 141.

Extinguished securities

At June 30, 2005 and December 31, 2004, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of

Page: 18

U.S.$ 2,068 million and U.S.$ 2,013 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest are removed from the presentation of marketable securities and long-term debt. See note 6 to our unaudited consolidated financial statements as of June 30, 2005.

Off Balance Sheet Arrangements

At June 30, 2005, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our strategic plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 4,405 million in the first half of 2005, a 49.1% increase from our investments in the first half of 2004. Our investments in the first half of 2005 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries, and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first half of 2005, U.S.$ 2,578 million were made in connection with exploration and development projects mainly in the Campos Basin (58.5%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the first half of 2005 and 2004:

Activities

	U.S.$ million
	For the six-month period
	ended June 30,
	2005	2004
• Exploration and Production	2,578	1,875
• Supply	803	626
• Gas and Energy	342	73
• International:
• Exploration and Production	361	218
• Supply	26	21
• Distribution	4	7
• Gas and Energy	7	3
• Distribution	94	47
• Corporate	190	85

Total capital expenditures	4,405	2,955

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Income Statement
(in millions of U.S. dollars, except for share and per share data)

				For the first half of
1Q-2005	2Q-2005	2Q-2004		2005	2004

14,782	17,510	11,961	Sales of products and services	32,292	23,137
			Less:
			Value-added and other taxes on sales and
(3,386)	(3,074)	(2,509)	services	(6,460)	(5,125)
(662)	(742)	(598)	CIDE	(1,404)	(1,223)

10,734	13,694	8,854	Net operating revenues	24,428	16,789

(5,206)	(7,408)	(4,617)	Cost of Sales	(12,614)	(8,675)
(670)	(731)	(630)	Depreciation, depletion and amortization	(1,401)	(1,163)
(109)	(167)	(81)	Exploration, including exploratory dry holes	(276)	(204)
(875)	(1,012)	(608)	Selling, general and administrative expenses	(1,887)	(1,179)
(75)	(91)	(62)	Research and development expenses	(166)	(114)
(89)	(87)	(81)	Other operating expenses	(176)	(143)

(7,024)	(9,496)	(6,079)	Total costs and expenses	(16,520)	(11,478)

23	51	48	Equity in results of non-consolidated companies	74	102
390	(305)	299	Financial income	85	445
(431)	(313)	(428)	Financial expense	(744)	(935)
			Monetary and exchange variation on monetary
9	444	(294)	assets and liabilities, net	453	(320)
			Employee benefit expense for non-active
(192)	(266)	(152)	participants	(458)	(312)
(81)	(86)	(169)	Other taxes	(167)	(270)
(191)	(346)	(76)	Other expenses, net	(537)	(117)

(473)	(821)	(772)		(1,294)	(1,407)

			Income before income taxes and minority
3,237	3,377	2,003	interests	6,614	3,904

			Income tax expense:
(856)	(635)	(618)	Current	(1,491)	(1,212)
(345)	(247)	(158)	Deferred	(592)	(121)

(1,201)	(882)	(776)	Total income tax expense	(2,083)	(1,333)

			Minority interest in results of consolidated
10	(376)	80	subsidiaries	(366)	73

2,046	2,119	1,307	Net income for the period	4,165	2,644

			Weighted average number of shares outstanding
634,168,418	634,168,418	634,168,418	Common/ADS	634,168,418	634,168,418
462,369,507	462,369,507	462,369,507	Preferred/ADS	462,369,507	462,369,507

			Basic and diluted earnings per share
1.87	1.93	1.19	Common/ADS and Preferred/ADS	3.80	2.41

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Selected Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of June	As of December
	30, 2005	31, 2004
Assets

Current assets
Cash and cash equivalents	7,229	6,856
Marketable securities	237	388
Accounts receivable, net	4,882	4,285
Inventories	5,634	4,904
Other current assets	3,395	2,993

Total current assets	21,377	19,426

Property, plant and equipment, net	42,967	37,020

Investments in non-consolidated companies and other investments	1,794	1,862

Other assets
Petroleum and Alcohol Account – Receivable from Federal Government	322	282
Government securities	352	326
Marketable securities	283	313
Goodwill	236	211
Advances to suppliers	539	580
Prepaid Expenses	262	271
Fair value asset of gas hedge	497	635
Others	2,571	2,156

Total other assets	5,062	4,774

Total assets	71,200	63,082

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	3,708	3,284
Short-term debt	1,087	547
Current portion of long-term debt	1,372	1,199
Current portion of project financings	2,067	1,313
Current portion of capital lease obligations	250	266
Other current liabilities	5,713	6,719

Total current liabilities	14,197	13,328
Long-term liabilities
Long-term debt	11,584	12,145
Project financings	3,972	4,399
Employee benefits obligation - Pension	3,734	2,915
Employee benefits obligation - Health care	2,722	2,137
Capital lease obligations	973	1,069
Thermoelectric liabilities	825	1,095
Deferred purchase incentive	148	153
Other liabilities	3,180	2,458

Total long-term liabilities	27,138	26,371
Minority interest	1,346	877
Shareholders' equity
Shares authorized and issued:
Preferred stock –2005 and 2004 - 462,369,507 shares	4,772	4,772
Common stock – 2005 and 2004 - 634,168,418 shares	6,929	6,929
Reserves and others	16,818	10,805

Total shareholders' equity	28,519	22,506

Total liabilities and shareholders’ equity	71,200	63,082

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Statement of Cash Flows Data
(in millions of U.S. dollars)

				For the first half of
1Q-2005	2Q-2005	2Q-2004		2005	2004
			Cash flows from operating activities
2,046	2,119	1,307	Net income for the period	4,165	2,644
Adjustments to reconcile net income to net cash
			provided by operating activities
670	731	632	Depreciation, depletion and amortization	1,401	1,165
			Loss on property, plant and equipment and dry
67	98	(6)	holes costs	165	159
(2)	(21)	-	Amortization of deferred purchase incentive	(23)	-
345	247	158	Deferred income taxes	592	121
165	(280)	346	Foreign exchange and monetary loss (gain)	(115)	477
Minority interest in results of consolidated
10	356	(80)	subsidiaries	366	(73)
4	(4)	-	Accretion expense – asset retirement obligation	-	-
(208)	346	-	Financial expense on gas hedge	138	-
(23)	(51)	(47)	Others	(74)	(102)
			Decrease (increase) in assets
90	(402)	(350)	Accounts receivable, net	(312)	(533)
(1)	(3)	(19)	Petroleum and alcohol account	(4)	(17)
(96)	276	(17)	Marketable securities	180	(19)
82	(247)	(585)	Inventories	(165)	(986)
(89)	(4)	(10)	Advances to suppliers	(93)	(72)
(417)	476	(20)	Recoverable taxes	59	(209)
248	(228)	(64)	Others	20	(199)
			Increase (decrease) in liabilities
(195)	462	61	Trade accounts payable	267	325
119	(87)	174	Taxes payable, other than income taxes	32	95
280	(359)	(16)	Income taxes	(79)	126
19	(30)	26	Contingencies	(11)	(43)
			Employee’s postretirement benefits, net of
305	227	287	unrecognized pension obligation	532	449
29	59	45	Accrued interest	88	72
(73)	(179)	(40)	Other liabilities	(252)	(57)

3,375	3,502	1,782	Net cash provided by operating activities	6,877	3,323

(2,191)	(2,325)	(1,673)	Cash flows from investing activities	(4,516)	(3,045)

(1,450)	(1,138)	(743)	Cash flows from financing activities	(2,588)	(2,449)

(266)	39	(634)	Increase (decrease) in cash and cash equivalents	(227)	(2,171)

			Effect of exchange rate changes on cash and cash
(14)	614	(485)	equivalents	600	(454)
6,856	6,576	6,838	Cash and cash equivalents at beginning of period	6,856	8,344

6,576	7,229	5,719	Cash and cash equivalents at the end of period	7,229	5,719

Page: 22

Income Statement by Segment

	First half of 2005

	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	799	14,189	845	1,725	6,870	-	-	24,428
Inter-segment net operating revenues	11,544	5,368	525	372	106	-	(17,915)	-

Net operating revenues	12,343	19,557	1,370	2,097	6,976	-	(17,915)	24,428

Cost of sales	(4,714)	(16,469)	(937)	(1,059)	(6,292)	-	16,857	(12,614)
Depreciation, depletion and amortization	(732)	(320)	(47)	(231)	(45)	(26)	-	(1,401)
Exploration, including exploratory dry holes	(230)	-	-	(46)	-	-	-	(276)
Selling, general and administrative
expenses	(152)	(541)	(138)	(190)	(416)	(450)	-	(1,887)
Research and development expenses	(61)	(21)	(10)	(1)	(1)	(72)	-	(166)
Other operating expenses	(33)	(22)	(92)	(29)	-	-	-	(176)

Cost and expenses	(5,922)	(17,373)	(1,224)	(1,556)	(6,754)	(548)	16,857	(16,520)

Equity in results of non-consolidated
companies	-	5	31	33	-	5	-	74
Financial income (expenses), net	139	21	(61)	(218)	(17)	(70)	-	(206)
Employee benefit expense for non-active
participants	-	(1)	-	-	(19)	(438)	-	(458)
Other taxes	(9)	(15)	(11)	(21)	(32)	(79)	-	(167)
Other expenses, net	(41)	(82)	(154)	7	(27)	(183)	(57)	(537)

Income (loss) before income taxes and
minority interest	6,510	2,112	(49)	342	127	(1,313)	(1,115)	6,614

Income tax benefits (expense)	(2,190)	(676)	(4)	(116)	(57)	584	376	(2,083)
Minority interest	(217)	(34)	(73)	(42)	-	-	-	(366)

Net income (loss)	4,103	1,402	(126)	184	70	(729)	(739)	4,165

Page: 23

Income Statement by Segment

	First half of 2004

	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	1,156	9,417	738	1,436	4,042	-	-	16,789
Inter-segment net operating revenues	7,329	3,291	133	188	72	-	(11,013)	-

Net operating revenues (*)	8,485	12,708	871	1,624	4,114	-	(11,013)	16,789

Cost of sales (*)	(3,184)	(11,117)	(829)	(827)	(3,693)	-	10,975	(8,675)
Depreciation, depletion and amortization	(679)	(192)	(48)	(214)	(18)	(12)	-	(1,163)
Exploration, including exploratory dry holes	(160)	-	-	(44)	-	-	-	(204)
Selling, general and administrative
expenses	(106)	(416)	(75)	(153)	(226)	(270)	67	(1,179)
Research and development expenses	(51)	(27)	(4)	(1)	(2)	(29)	-	(114)
Other operating expenses	(29)	(53)	(44)	(34)	-	-	17	(143)

Cost and expenses	(4,209)	(11,805)	(1,000)	(1,273)	(3,939)	(311)	11,059	(11,478)

Equity in results of non-consolidated
companies	-	13	41	47	-	1	-	102
Financial income (expenses), net	(304)	(70)	(139)	(213)	(12)	(72)	-	(810)
Employee benefit expense for non-active
participants	-	-	-	-	-	(312)	-	(312)
Other taxes	(3)	(14)	(13)	(17)	(25)	(198)	-	(270)
Other expenses, net	(47)	(21)	(17)	22	(16)	(39)	1	(117)

Income (loss) before income taxes and
minority interest	3,922	811	(257)	190	122	(931)	47	3,904

Income tax benefits (expense)	(1,533)	(260)	52	(4)	(46)	473	(15)	(1,333)
Minority interest	61	(5)	70	(53)	-	-	-	73

Net income (loss)	2,450	546	(135)	133	76	(458)	32	2,644

(*) Net operating revenues and the cost of sales relative to the periods prior to 3Q-2004 were reclassified between the International segment and the Supply segment in relation to offshore operations that were being allocated to the International segment. There was no significant impact on the results reported for these segments. .

Page: 24

Other Expenses, Net by Segment

	First half of 2005

	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Expenses with thermoelectric plants	-	-	(99)	-	-	-	-	(99)
Institutional Relations and Cultural Projects	-	(1)	-		(15)	(122)	-	(138)
Losses resulted from Legal Proceedings	-	(114)	-	-	-	(13)	-	(127)
Contingencies	(3)	-	(5)	(4)	(11)	(5)	-	(28)
Rent revenue	-	-	-	-	11	-	-	11
Others	(38)	33	(50)	11	(12)	(43)	(57)	(156)

	(41)	(82)	(154)	7	(27)	(183)	(57)	(537)

	First half of 2004

	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Expenses with thermoelectric plants	-	-	(20)	-	-	-	-	(20)
Institutional Relations and Cultural Projects	-	(1)	-	-	(11)	(74)	-	(86)
Losses resulted from Legal Proceedings	(2)	(37)	(1)	-	-	(1)	-	(41)
Contingencies	(4)	-	-	-	-	-	-	(4)
Rent revenue		-	-	-	7	-	-	7
Other	(41)	17	4	22	(12)	36	1	27

	(47)	(21)	(17)	22	(16)	(39)	1	(117)

Page: 25

Selected Balance Sheet Data by Segment

	First half of 2005

	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	2,437	8,929	1,130	2,300	2,011	7,719	(3,149)	21,377

Cash and cash equivalents	560	480	261	545	101	5,282	-	7,229
Other current assets	1,877	8,449	869	1,755	1,910	2,437	(3,149)	14,148

Investments in non-consolidated companies							-
and other investments	9	806	337	522	20	100		1,794

Property, plant and equipment, net	23,810	7,596	5,246	4,329	1,187	832	(33)	42,967

Non current assets	1,263	389	1,283	388	280	5,046	(3,587)	5,062

Petroleum and Alcohol Account	-	-	-	-	-	322	-	322
Government securities held-to-maturity	-	-	-	-	-	352	-	352
Other assets	1,263	389	1,283	388	280	4,372	(3,587)	4,388

Total assets	27,519	17,720	7,996	7,539	3,498	13,697	(6,769)	71,200

Page: 26

	Year ended December 31, 2004

	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	-	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570

Investments in non-consolidated
companies and other investments	8	919	307	516	25	87	-	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and Alcohol Account	-	-	-	-	-	282	-	282
Government securities held-to-maturity	-	-	-	-	-	326	-	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

Page: 27

Selected Data for International Segment

	First half of 2005

	U.S.$ million

	INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

INTERNATIONAL

ASSETS	5,467	1,307	887	184	2,491	(2,797)	7,539

STATEMENT OF INCOME

Net Operating Revenues	1,111	1,131	256	523	-	(924)	2,097

Net operating revenues to third parties	456	506	241	522	-	-	1,725
Inter-segment net operating revenues	655	625	15	1	-	(924)	372

Net income	222	39	37	(9)	(100)	(5)	184

	U.S.$ million

	INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

INTERNATIONAL

ASSETS (As of December 31, 2004)	4,898	1,162	721	197	2,155	(2,201)	6,932

STATEMENT OF INCOME
(First half of 2004)

Net Operating Revenues	858	978	195	438	15	(860)	1,624

Net operating revenues to third parties	350	457	181	433	15	-	1,436
Inter-segment net operating revenues	508	521	14	5	-	(860)	188

Net income	132	55	33	(27)	(51)	(9)	133

Page: 28

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

PETRÓLEO BRASILEIRO S.A – Petrobras

Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Page: 29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.